UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response.............9.90
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Notification of Interests of Directors – February 2, 2005
99.2	Document re Report and Accounts – February 8, 2005
99.3	Directorate Change – February 10, 2005
99.4	Notice of Results – February 14, 2005
99.5	Notification of Interests of Directors – February 21, 2005
99.6	Transaction in Own Shares – February 23, 2005
99.7	Transaction in Own Shares – February 24, 2005
99.8	Notification of Interests of Directors – February 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	March 1, 2005	By	/s/ TREVOR M WILLIAMS
Trevor Williams
Deputy Company Secretary